RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2006 and the audited consolidated financial statements, notes and related MD&A thereto of Resin Systems Inc. ("RS" or the "Company") for the year ended December 31, 2005.  The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  This discussion provides management's analysis of the Company's historical financial and operating results and provides estimates of the Company's future financial and operating performance based on information currently available.  Actual results will vary from estimates and the variances may be significant.  Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A was prepared using information that is current as of August 9, 2006.

Certain information set forth in this MD&A, including management's assessment of the Company's future plans and operations, contains forward-looking statements which are based on the Company's current internal expectations, estimates, projections, assumptions and beliefs, and which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the Company's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of the Company; the Company's ability to raise capital on acceptable terms when needed; the Company's ability to attract and retain key employees; competition from established competitors with greater resources; the uncertainty of the developing markets in which the Company operates; the risks associated with rapidly changing technology; the Company's reliance on third parties to supply raw materials and the cost of such raw materials; the Company's reliance on third party licensees in international markets; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions.  Many of these risks and uncertainties are described in the Company's 2005 Annual Information Form and other documents the Company files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and the Company assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws.

All references are to Canadian dollars unless otherwise indicated.

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RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Overview

RS is a composite product innovator. RS engineers advanced composite products for large-scale industrial markets. These products replace products which historically have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation, product development and its proprietary Version™ polyurethane resin system.

RS's business strategy is to continually seek out future business opportunities in its realm of expertise while applying a focused, disciplined approach to commercializing those opportunities that pass its business tests. To date, RS has successfully developed and brought to market the award winning RStandard™ modular composite electricity transmission and distribution structure and is in various stages of development with other composite products.

The Company's vision is to be the world's leading innovator in advanced composites serving industries needing Stronger, Lighter, Greener™ products.

In the second quarter of 2006, RS continued to pursue the execution of its RStandard business plan and continued progression of its "FUTURES" development initiatives. The Company's focus for 2006, as previously communicated, is to:

•

continue its North American ("NAFTA") market penetration by adding key NAFTA customers and increasing the number of repeat orders from existing customers;

•

build its international business by supporting Australian and Chinese licensees and seeking additional licensees in other markets;

•

complete the installation and commissioning of the first two production cells in Calgary, Alberta and achieve full and efficient production from these cells;

•

continue working with pultrusion customers in developing product applications using Version resin systems in the infrastructure sectors; and

•

complete the development of its conveyor roller product and finalize the business model for commercializing this product prior to the end of the third quarter of 2006.

Production

One of RS’s key focus areas during the second quarter of 2006 continued to be the ramp-up and efficiency of the new Calgary production facilities. RS’s goal was to reach full efficiency and production capability by early in third quarter. By the end of the second quarter, it is apparent that this will not be achieved due to unexpected issues.  These second quarter production challenges included:

•

As seasonal temperatures and humidity increased, RS encountered unexpected surface quality issues in its production process at levels unacceptable for its quality standards. After extensive analysis, RS has isolated the causes and has implemented a number of environmental controls to solve this problem under a variety of humidity conditions;

•

RS experienced higher than planned material waste in its production process. Management has implemented a number of key process changes that have reduced waste significantly, and further  improvements being made in this area are expected to reduce waste to acceptable levels;

•

The process changes to reduce waste also included changes to the winding patterns of each module to optimize the strength characteristics of the resin systems.  These changes required a complete round of reprogramming and retesting of each module in the RStandard design;

•

RS continued to encounter significant delays in addressing equipment issues resulting from incomplete performance and insufficiently robust equipment design by our equipment supplier.  RS has met these challenges with increasing its in-house mechanical skills in equipment manufacturing; and

•

The local labor market continues to create significant ongoing challenges in the sourcing of growing staff needs and the retention of existing staff.   Management is meeting these challenges by expanding its recruiting region and increasing focus on human resource management

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RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

All of the above issues resulted in higher than expected material costs during the second quarter. In addition, because RS’s focus has been on solving these issues, the availability of production equipment to produce for customer orders was significantly limited.

The result is that RS’s second quarter results were impacted in the following ways:

•

RS incurred approximately $3.1 million in scrap and waste costs, recorded in manufacturing start-up and product development expense, in the second quarter. While RS will continue to incur such costs in the third quarter, scrap and waste is quickly decreasing due to the technical solutions described above;

•

Management chose to limit the amount of production made available for sale to customers in the interest of solving these issues. This decision required RS to defer shipments on customer orders restricting revenue far below potential. In light of increasing market interest in the RStandard product, this decision was a particularly difficult one. However, management believes that it is in RS’s long-term best interest to implement these technical advances now to provide a solid foundation for growth and profitability for the RStandard product line;

•

Finished goods were being produced well below expected capacity resulting in negative gross margins.

Most of these issues have been resolved, with resolutions for the remaining issues to be implemented over the third quarter. Thus, RS has already experienced, and management expects to see continual progress in the third quarter both in decreasing costs from scrap and waste, increasing production for sales, and increasing production efficiency. Further, once the remaining technical solutions have been implemented, RS will then be in a position to move forward with:

•

Adding shifts for both production cells in Calgary

•

Pursuit of domestic and international expansion plans based on the Calgary production template.

Development, Sales and Marketing

RS continued to grow its customer base resulting in a base in excess of 50.

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RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

RS announced during the second quarter two significant orders from repeat customers.  The orders when fulfilled have a total sales value in excess of $1.6 million.  Fulfillment of these orders began late in the second quarter and management expects them to be substantially completed over the course of the third quarter.

During the second quarter, RS shipped the first of three containers to its partners in China necessary to achieve local product approvals, a pre-condition to proceeding with RS Chinese licensing arrangements which is expected in late 2006.

Selected Financial Information

	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Total revenues	352,908	226,734	1,168,420	309,685
Net loss	(10,588,625)	(4,634,285)	(18,677,755)	(8,504,271)
per share	(0.12)	(0.06)	(0.22)	(0.11)

			June 30, 2006	December 31, 2005
Total assets			30,998,000	35,518,770
Total long-term liabilities			16,621,770	15,863,637
Working capital			11,845,501	17,699,604

The Company's revenues for the second quarter of 2006 were $352,908 compared to $226,734 in the second quarter of 2005, with the increase comprised entirely to an increase in utility product sales.

The Company’s primary focus has been on the RStandard™ modular composite transmission and distribution structures, therefore there was a decrease in resins, coatings and pultrusion revenues of $86,851 for the second quarter of 2006 compared to the same period in 2005.

Net loss for the second quarter of 2006 was $10,588,625 or $0.12 per share compared to $4,634,285 or $0.06 per share in the second quarter of 2005.   The increase in costs was a direct result of the production inefficiencies and waste that occurred during the quarter as mentioned under the “Production” section.

Total assets for the period ended June 30, 2006 decreased from December 31, 2005 by $4.5 million due to the use of $16.8 million in cash to fund operations and a build-up of inventory, the use of $1.9 million for spending on property plant and equipment for the completion of the Calgary production facility.   These expenditures were offset by financing proceeds of $4.4 million from the exercise of warrants and options and $9 million from the issuance of shares and warrants.

Long-term liabilities increased by $758,133 from December 31, 2005 due to the accretion of the debt portion of unsecured convertible debenture issued in October 2005 of $844,883.

Working capital has decreased by $5.8 million from December 31, 2005 due to the use of cash in day to day operations and investing in the completion of the Calgary production facility.

Revenues

	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Product revenues	352,908	226,734	1,168,420	309,685
Other income	91,529	61,745	268,441	143,424

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RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

The Company's market development and sales efforts for the quarter focused primarily on RStandard transmission and distribution poles.

Revenue from product sales increased 56% compared to the second quarter of 2005.  The product mix has changed from the corresponding quarter in 2005 with the major difference being a $213,025 increase in utility pole sales.

Revenue from product sales increased 277% compared to the first six months of 2005.  The product mix has changed from the corresponding year to date in 2005 with the major difference being a $900,623 increase in utility pole sales.

Other income was comprised of primarily of interest earned totalling $87,924 in the second quarter of 2006 compared to $49,561 in the second quarter of 2005.  This was due to the increase in investment balances over the prior year's second quarter.

Year to date other income was comprised of interest earned totalling $262,753 compared to $76,006 of interest, $50,307 in rental income and $17,111 in gain on sale of property, plant and equipment in the first six months of 2005.

Expenses

	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Cost of sales	398,432	150,469	1,333,983	227,603
Manufacturing start-up and product development	6,098,732	2,100,198	10,030,627	3,547,751
General and administrative	2,099,200	1,481,107	3,979,925	3,310,155
Marketing and business development	790,833	966,467	1,662,445	1,440,479
Financing charges	1,028,148	21,353	2,016,678	25,809
Amortization of property, plant and equipment	617,717	203,170	1,090,958	405,583
Total Operating Expenses	11,033,062	4,922,764	20,114,616	8,957,380

Cost of Sales

Cost of sales increased for the second quarter of 2006 over the same period in 2005 by $247,963 as a result of increased product revenues.  Current product gross margins were $(45,524), or negative 13%, and as discussed earlier under "Production" section, this is due to the fact that full production efficiency has not yet been realized.

Cost of sales increased year to date over 2005 year to date by $1,106,380 as a result of increased product revenues.  Current year to date product gross margins were $(165,563), or negative 14%

Manufacturing Start-up and Product Development

Manufacturing start-up and product development expenses for the second quarter of 2006 increased by 190% over the same period in 2005 and totalled $6.1 million.  The costs for the second quarter of 2006 were mainly comprised of engineering and product development costs of $1.2 million, scrap and waste costs of $3.1 million, labour costs related to the manufacturing start-up of the production facility of $0.7 million and $1.1 in related overhead.  In the second quarter of 2005 costs totalled $2.1 million and were mainly comprised of engineering and product development costs of $1.1 million, scrap and

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RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

waste costs of $0.2 million, labour costs related to the manufacturing start-up of the production facility were $0.4 million and $0.4 million in related overhead.

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RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Manufacturing start-up and product development expenses for the six months of 2006 increased by 183% over the same period in 2005 and totalled $10 million.  The costs for 2006 were mainly comprised of engineering and product development costs of $2.2 million, scrap and waste costs of $4.7 million, labour costs related to the manufacturing start-up of the production facility of $1.3 million and $1.8 million in related overhead.  In 2005 costs totalled $3.3 million and were mainly comprised of engineering and product development costs of $1.7 million, scrap and waste costs of $0.2 million, labour costs related to the manufacturing start-up of the production facility were $0.4 million and $1.0 million in related overhead.

Marketing and Business Development

Marketing and business development expenditures decreased from $966,467 in the second quarter of 2005 to $790,832 in 2006 while year to date expenses have increased in 2006 by $221,966 compared to the same period in 2005.

This overall increase in year-over-year costs is primarily due to increased sales and marketing efforts for the RStandard™ product line.

General and Administrative

General and administrative expense for the second quarter of 2006 increased by $618,093 from the second quarter of 2005.  This was due to an increase in salaries of $178,296, an increase in stock based compensation of $254,103 and an increase in professional fees of $150,260.

General and administrative expense for the first six months of 2006 increased by $669,770 from the first six months of 2005.  This was due to an increase in salaries of $365,427 and an increase in stock based compensation of $208,800.

Financing Charges

Financing charges increased by $1,006,795 due mainly to the debenture interest expense of $538,500, debenture accretion expense of $430,748, and amortization of deferred financing costs of $39,826 recorded in second quarter as a result of the convertible debentures issued October 7, 2005.

Financing charges year to date increased by $1,990,869 due mainly to the debenture interest expense of $1,062,500, debenture accretion expense of $844,883, and amortization of deferred financing costs of $79,651 as a result of the convertible debentures issued October 7, 2005.

Amortization of Property, Plant, and Equipment

Amortization charges increased by $414,547 to $617,717 in the second quarter of 2006, ($203,170 in 2005), as a result of the property, plant and equipment expenditures for the Calgary production facility.

Amortization charges for the first six months of 2006 increased by $685,375 to $1,090,958, ($405,583 in 2005), as a result of the property, plant and equipment expenditures for the Calgary production facility.

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RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Summary of Results by Quarter

The following table highlights RS's performance for the quarterly reporting periods from September 30, 2004 to June 30, 2006:

	2006-------------		--------------------------------2005-----------------------------------				-----------2004------------

	June	March	December	September	June	March	December	September
Revenue	352,908	815,512	505,502	245,647	226,734	82,951	3,077	48,042
Net loss	10,588,625	8,089,130	7,604,234	4,898,757	4,634,285	3,869,987	5,792,669	3,392,244
Basic and diluted loss per common share	$0.12	$0.09	$0.09	$0.06	$0.06	$0.05	$0.08	$0.06
Total cash (1)	(11,074,045)	13,245,787	17,960,303	2,896,346	7,632,079	6,862,504	1,971,677	5,486,744
Total assets	30,998,000	32,367,251	35,518,770	19,703,590	17,941,197	16,642,877	9,229,248	14,157,170
Total long term debt (2)	15,838,298	15,431,118	15,016,983	498,263	498,263	498,263	498,263	428,263

(1) Total cash includes cash and short-term investments
(2) Total long term debt includes the convertible debenture and related accretion and the debt owing to the National Research Council

Liquidity and Capital Resources

The Company's main source of cash flow for the period to date has been through the issuance of equity securities.  This dependence on issuing securities to fund its cash flow needs has resulted in management including a "Future Operations" note in the financial statements.  The going concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company entered fiscal 2006 with $17,960,303 in cash.  Funds spent on operations in the six months totalled $16,801,863 up from $8,692,601 in 2005.  Additional funds of $2,657,137 were used to purchase equipment allowing the Company to complete its production facility.  Repayments of long term liabilities amounted to $59,777.

In order to fund this activity, the Company used cash reserves as of December 31, 2005 and supplemented those reserves through the issuance of 5,600,980 units consisting of a common share and a half common share purchase warrant for net proceeds of $8,976,241, issuance of 2,263,743 common shares pursuant to the exercise of purchase warrants for total proceeds of $4,359,503 and the issuance of 58,750 common shares pursuant to the exercise of stock options for total proceeds of $28,900.

Additional Information

Additional information regarding the Company and its business operations, including the Company's annual information form for the year ended December 31, 2005, is available on the Company's SEDAR company profile at www.sedar.com and on the Company's EDGAR profile at www.sec.gov.

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